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                                August 3, 2022

       David Alpert
       Chief Executive Officer
       Mr. Mango LLC
       9570 West Pico Boulevard
       Los Angeles, CA 90035

                                                           Re: Mr. Mango LLC
                                                               Offering
Statement on Form 1-A
                                                               Filed July 26,
2022
                                                               File No.
024-11950

       Dear Mr. Alpert:

              Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

   1. Please revise the filing to include the audited financial statements required by Part F/S,
                                                        Section (b)(3)(A)
incorporated into Section (c)(1) of Form 1-A. In this regard, it appears that the amended filing
should be updated to include full year audited financial statements for
                                                        Mr. Mango LLC, rather
than Skybound Entertainment.
   2.                                                   The financial
statements must be audited as required by Part F/S, Section (c) of Form 1-A by an auditor who meets
the requirements of Article 2 of Regulation S-X, and the filing must include a signed audit
opinion. Please also include the appropriate consents required by Part
                                                        III, Item 17, Sections
11(a)(i) and 11(b) of Form 1-A.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies. Please contact Nicholas
       Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any questions.




                                Sincerely,


                                Division of Corporation Finance

                                Office of Trade & Services
       cc:                                                Gary Ross